Exhibit 21.1

Subsidiaries of Trinity Capital Corporation

    Los Alamos National Bank, a national banking organization
with its Subsidiaries TCC Advisors Corporation, a New Mexico Corporation; Finance New Mexico Investment Fund IV, LLC, a Delaware Limited Liability Company; Cottonwood Technology Group, LLC, a New Mexico Limited Liability Company; and Southwestern Medical Technologies, LLC, a New Mexico Limited Liability Company

    Title Guaranty & Insurance Company, a New Mexico Corporation